

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Gilad David, President
Net Profits Ten Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

>   **Re: Net Profits Ten Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 25, 2010**
>   **File No. 333-167777**

Dear Mr. David:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to the following SEC litigation release relating to the company's outside counsel Mr. Loev, available at www.lexis.com: "Securities and Exchange Commission v. Integrated Services Group Inc., James L. Rowton and David M. Loev," Case No. 4:05-cv-04071 (U.S.D.C/S.D. Tex., Houston Division), Litigation Release No. 19476, November 29, 2005. Please tell us supplementally what consideration you gave to discussing in the registration statement the allegations against Mr. Loev and his settlement with the SEC, and advise how you concluded that no disclosure relating to this matter is required.

2.   You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please disclose the dates of all such material cited. In addition, please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted. Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus. Advise whether any of the third-party reports were prepared

for you or for use in connection with the offering. As examples only, please provide copies of the relevant portions of the information from the following third-party materials cited in your prospectus:

- The Morgan Stanley Research Report "Internet Trends;"

- The report by Forrester Research, Inc.;

- The report by the Association of Military Colleges and Schools of the United States;

- The report of The Military Zone ; and

- Information regarding the Boy Scouts of America

Prospectus Summary, 1

3.   Please include a brief discussion in your summary of the extent to which you have developed your product, when you anticipate beginning to generate revenues from your product, and the marketing efforts you have undertaken to date. See Item 503(a) of Regulation S-K.

Summary of the Offering

Need for Additional Financing, page 2

4.   You state here that you have generated limited revenues to date, but other disclosure in your document, including your financial statements, indicates that you have generated no revenues as of March 31, 2010. Please advise, or revise your document throughout to clearly indicate that you have generated no revenues.

Determination of Offering Price, page 14

5.   You state that there is no public market for your common shares, and that the per share price of $0.05 in this offering was arbitrarily determined and bears no relationship to your business plan, the price paid for the shares by your founders, your assets, earnings, book value or any other criteria of value. You state further, however, that you believe this offering price reflects the appropriate price that a potential investor would be willing to invest in your company at this time. Please tell us the basis for the conclusion that potential investors would be willing to pay the offering price you have set for this offering.

Description of Business

Objectives, page 18

6.   Please revise to describe in greater detail the connection between interactive yearbooks containing media featuring military training and fund raising by the military, clubs or organizations that you reference when discussing your business plan. You should also provide a more detailed description of the "clubs" and "organizations" which you wish to target your marketing efforts.

7.   Please revise to provide enhanced disclosure regarding the status of the development of your products. In this regard, we note that it appears that you anticipate your sole source of revenues will be derived from your software and your website. You also disclose on page 19 that you intend to concentrate your efforts on software functions and that you have entered into an agreement with a programmer to complete the development of your software and your website. Specify what has been accomplished to date, and what remains to be accomplished in order for you to begin to generate revenues. See Item 101(h)(4)(iii) of Regulation S-K.

"We have developed a software product that will be easy enough for everyone to use," page 19

8.   Please remove the assertion that your software "will be easy enough for everyone to use" and similar claims made under this subcaption.   In the alternative, indicate that these claims represent the company's beliefs, and provide support for such beliefs. As you are aware, you must be able to support on a reasonable basis all claims made in the registration statement.

Submission to Directories and Search Engines, page 20

9.   You state that "there are literally hundreds of … directories where [you] can list [your] software at no cost to the company, including many military-specific sites." Please provide us with factual support for this conclusion.

Management's Discussion and Analysis or Plan of Operation

Estimated Expenses for the Next Twelve Month Period, page 26

10.   We note the breakdown on page 26 of anticipated expenses to fund your plan of operation over the next twelve months. Please tell us whether these expenses include the additional costs you will incur when this registration statement becomes effective. In this regard, we note your disclosures on page 13 where you indicate that your legal and financial compliance costs will increase when you become a public company.   Please expand your disclosures to also address any material costs associated with becoming a public reporting company and how you intend to pay for such expenses. We refer you to

Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 28

11.   Please ensure that your disclosure briefly describes the business experience during the past five years of each of your executive officers and directors. In this regard, please clarify the dates and nature of Mr. David's involvement with Children First, as well as the dates of his military service and other business experiences referenced. Further, clarify the dates of Mr. Dasuka's employment with the Bank Hapoalim. You should also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director listed should serve as a director for your company in light of the your business and structure. See Item 401(e) of Regulation S-K.

Audit Committee Financial Expert, page 28

12.   We note that despite the determination that no member of your board qualifies as an audit committee financial expert you believe that your board is capable of analyzing and evaluating your financial statements and understanding internal controls and procedures for financial reporting. Please tell us the basis for this belief given the definition of an "audit committee financial expert." In the alternative, you may revise to remove such disclosure.

Certain Relationships and Related Transactions, page 31

13.   We note your discussion on pages 26 and F-15 that from December 2008 to April 2010, funds were held on behalf of the company by a related party. Please provide the disclosure, if any, called for by Item 404(a) of Regulation S-K with respect to this arrangement with a related party. See Item 404(d) of Regulation S-K. If you believe that this arrangement is not required to be disclosed pursuant to Items 404(a) and (d), please explain why not.

Undertakings, page 36

14.   We note that you have included the undertaking relating to Item 512(a)(6) of Regulation S-K. It would appear that this undertaking is not applicable to this offering. Please advise.

Report of Independent Registered Public Accounting Firm, page F-8

15.   We note that your auditors are located in Texas. Please tell us where the majority of the
         company's operations (assets, liabilities, revenues and expenses) are located. In this
         regard, while we note you have office space in Nevada, we further note from your
         disclosures on page 7 that your executive officers and directors reside in Israel. To the
         extent that your operations are conducted in Israel, tell us how the audit of such
         operations was conducted. Your response should include a discussion of the following:

   - Whether another auditor was involved in the audit of the Israel operations. If so,
     please tell us the name of the firm and indicate whether they are registered with the
     Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us
     how your U.S. auditor assessed the qualifications of the other auditor and the other
     auditor's knowledge of US GAAP and PCAOB Standards; and

   - Whether your U.S. auditor performed all the required audit procedures within the
     United States or whether a portion of the audit was conducted by your U.S. auditor
     within Israel. To the extent GBH conducted the audit in Israel, tell us whether the
     firm used the staff from their U.S. office or whether they hired additional staff in
     Israel to perform the audit procedures. Tell us whether the staff assigned to the audit
     were bi-lingual and provide us with the background experience and credentials for
     each staff member involved with the audit.

Notes to Consolidated Financial Statements

General

16.   Please revise to disclose (a) the date through which subsequent events have been
         evaluated and (b) if it is based on the date the financial statements were issued or were
         available to be issued. We refer you to ASC 855-10-50-1.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

Katherine W. Wray
Attorney-Advisor

cc: <u>Via Facsimile (713) 524-4122</u>
        David M. Loev
        The Loev Law Firm, PC